RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 498,355
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation expense	11,937
Insurance expense financed	34,493
Decrease in securities, at fair value	29,575
Decrease in commissions receivable	53,098
Increase in other assets	(25,972)
Decrease in accounts payable, accrued expenses and other liabilities	(48,489)
NET CASH PROVIDED BY OPERATING ACTIVITIES	552,997
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchases of property and equipment	(8,667)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distributions paid to members	(493,032)
Principal payments on note payable - insurance	(33,426)
Principal payments on capital lease obligation	(1,717)
NET CASH USED FOR FINANCING ACTIVITIES	(528,175)
NET INCREASE IN CASH	16,155
CASH, BEGINNING OF YEAR	60,720
CASH, END OF YEAR	**$ 76,875**
CASH PAID DURING THE YEAR FOR:	
Interest	$ 744
NON-CASH TRANSACTIONS:	
Acquisition of property and equipment through lease financing	$ 5,605

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The accompanying notes are an integral part of these financial statements.